Exhibit 99.1
NCL Corporation Ltd. Announces Change of Control Offer to Purchase 10 5/8% Senior Notes Due 2014 (CUSIP No. 62886HAC5)
Miami — February 5, 2008 —
NCL Corporation Ltd. (“NCL” or the “Company”) announced today that it is offering to purchase for cash any and all of its outstanding 10 5/8% Senior Notes due 2014 (CUSIP No. 62886HAC5) (the “Notes”), on the terms set forth in the Change of Control Offer to Purchase dated February 5, 2008. The tender offer will expire at 12:01 a.m., New York City time, on March 7, 2008, unless extended. The total consideration for each $1,000 principal amount of the Notes validly tendered and not withdrawn will be 101% of the principal amount of the Notes or $1,010.00 per $1,000 principal amount of the Notes. Holders whose Notes are accepted for payment in the tender offer will also receive accrued and unpaid interest up to, but not including, the settlement date for the tender offer. The settlement date for the tender offer will be promptly after the offer expiration date. Full details of the terms and conditions of the tender offer are included in the Change of Control Offer to Purchase.
As previously announced, Apollo Management, LP, through its affiliates NCL Investment Ltd. and NCL Investment II Ltd. (together the “Investors”) became a 50 percent owner of NCL in connection with the closing of a $1 billion (approximately $949 million net of transaction costs) cash equity investment in NCL on January 7, 2008. On January 8, 2008, TPG Viking I, L.P., TPG Viking II, L.P., and TPG Viking AIV III, L.P. (collectively “TPG”), acquired, in the aggregate, 12.5% of the outstanding ordinary share capital of the Company from the Investors for $250 million (the “TPG Investment”) pursuant to a Master Agreement. However, each TPG affiliate purchasing ordinary shares is considered a member of the Investor Group (as defined in the Shareholders’ Agreement), and all ordinary shares purchased by TPG are deemed owned by the Investor Group for all purposes under the Shareholders’ Agreement. In connection with the TPG Investment, TPG signed a joinder to the Shareholders’ Agreement pursuant to which, among other things, TPG agreed that, subject to certain specified limitations, the Investors shall have the right to vote the ordinary shares held by TPG and consent to proposed dispositions of their ordinary shares.
Under the terms of the indenture dated July 15, 2004 between NCL and The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank), as trustee, governing the Notes, the Apollo investment constitutes a “change of control” requiring NCL, within 30 days of the closing of the investment, to offer to repurchase any and all of the outstanding Notes at a purchase price equal to 101% of the outstanding principal amount of the Notes, together with all accrued but unpaid interest up to, but not including, the date of repurchase.
NCL currently has outstanding $250.0 million in principal amount of the Notes. If all holders of the Notes accept the tender offer, NCL will be obligated to repurchase the Notes for an aggregate of $252.5 million plus accrued but unpaid interest up to, but not including, the date of repurchase. The Company intends to use cash on hand together with funds available under its revolving credit facilities to finance the repurchase.
D.F. King & Co., Inc. will act as the Information Agent for the offer to purchase. Requests for documents related to the offer to purchase may be directed to D.F. King & Co., Inc. at (212) 269-5550 (for brokers and banks) or (800) 290-6426 (for all others).
The tender offer is being made solely by means of the Change of Control Offer to Purchase. Under no circumstances shall this press release constitute an offer to purchase or the solicitation of an offer to sell the Notes or any other securities of NCL. No recommendation is made as to whether holders of the Notes should tender their Notes.
This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale would be unlawful.
About NCL Corporation
NCL Corporation Ltd. is the holding company for various subsidiary companies involved in owning and operating the ships of Norwegian Cruise Line, NCL America, and Orient Lines. NCL is building two new Third Generation Freestyle Cruising (“F3”) ships for delivery in 2010.
NCL today has the youngest fleet in the industry, providing guests the opportunity to enjoy the flexibility of Freestyle Cruising on the newest, most contemporary ships in the market, and has recently added its latest new ship, the 2,400 passenger Norwegian Gem. For high resolution, downloadable images, please log onto NCL’s website at www.ncl.com/pressroom. For further information on NCL Corporation, contact NCL in the U.S. and Canada at (866) 234-0292.

Contact:	NCL Corporation Ltd. Miami Susan Robison, 305-436-4762 or AnneMarie Mathews, 305-436-4799 or Daniel Mathews, 305-436-4607 PublicRelations@ncl.com